20014086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WOLF A. POPPER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 30TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Gallas (646) 396-2405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Rabinowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOLF A. POPPER, INC., as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2023

Robert Rabinowitz
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wolf A. Popper, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended June 30, 2020

Contents

Independent Auditors Report

TB

Tuttle·Bond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Wolf A. Popper, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Wolf A. Popper, Inc. (the "Company") as of June 30, 2020, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

China Spring, Texas

September 11, 2020

We have served as the Wolf A. Popper, Inc.'s auditor since 2019.

1928 Jackson Lane • China Spring, TX 76633 • Ph: 512.967.3517 • Fx: 832.534.4154 • Info@TuttleBond.com

Wolf A. Popper, Inc.

Financial Statements
Statement of Financial Condition
As of and for the Year-Ended June 30, 2020

June 30, 2020

ASSETS	
Cash and cash equivalents	$ 44,646
Commission Receivable	7007
Furniture and equipment – net	0
Total assets	51,653
LIABILITIES & STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts Payable and Accrued expenses	4,500
Total liabilities	4,500
Commitments and contingencies	
Stockholders' Equity:	
Common Stock	$ 20,000
Additional paid-in-capital	17,500
Treasury stock	—
Retained earnings	9,653
Total stockholders' equity	47,153
Total liabilities and stockholders' equity	$ 51,653

The accompanying notes are an integral part of these financial statements.

Wolf A. Popper, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended June 30, 2020

Revenues:	
Commissions and fees	$ 34,945
Interest and dividend income	18
Total revenue	34,963
Expenses:	
Payroll, commissions and benefits	15,451
Other general and administrative expenses	24,612
Total expenses	40,063
Loss before income taxes	(5,100)
Income taxes	167
Net loss	$ (5,267)

The accompanying notes are an integral part of these financial statements.

Wolf A. Popper, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended June 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(5,267)
Adjustments to reconcile net loss to net cash	
Provided by operating activities:	0
Depreciation expense	
Changes in operating assets and liabilities:	
Receivable from clearing agent	(3,163)
Trading securities	0
Prepaid expenses	210
Accounts payable and accrued expense	1,714
NET CASH FLOWS FROM OPERATING ACTIVITIES	(6,506)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net borrowings on loans payable to bank	
Net advances to related parties	
-	
NET CASH FLOWS FROM FINANCING ACTIVITIES	
NET CHANGE IN CASH AND CASH EQUIVALENTS	
Cash and cash equivalents – beginning of period	51,152
Cash and cash equivalents – end of period	$ 44,646
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:	
Cash paid for:	
Income taxes	$ 167
Interest	$ 0

The accompanying notes are an integral part of these financial statements.

Wolf A. Popper, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended June 30, 2020

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at June 30, 2019	$20,000	$17,500	$14,920	$52,420
Net Income			$ (5,267)	$ (5,267)
Balance at June 30, 2020	$20,000	$17,500	$ 9,653	$47,153

The accompanying notes are an integral part of these financial statements.

1. Organization

Wolf A. Popper Inc. (the Company) is a privately held New York state corporation formed for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

The Company conducts a general securities business by introducing transactions of its clients on a fully disclosed basis to a clearing member/broker dealer. The Company receives a commission based upon the amount of transactions introduced.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities. There will be a NOL carryforward for the fiscal year ending June 2020.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes.* Using that guidance, tax positions initially need to be recognized in the financial statements when

it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2020, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2014 to 2018 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at June 30, 2020 because of their short-term nature.

4. Commitments and Contingencies

The Company maintains an office in New York City, New York and pays rent on a "month to month" basis. The Company is not committed to a lease requiring minimum monthly rent payments.

5. Off-Balance Sheet Risk

For the year ended June 30, 2020 the Company maintained a limited business dealing only in mutual funds transactions and did not introduce transactions for the benefit of clients through a clearing broker dealer as it had done in the past. Therefore, the clearing agreement, in which the Company would (under certain conditions) be liable to indemnify the clearing broker for any losses incurred by its clients, no longer exists. This change resulted in a significant decrease in off balance sheet risk as compared to prior periods.

6. Concentrations of Credit Risk

The Company may from time to time keep cash balances at banks in excess of insured amounts.

7. Revenue recognition

ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company sells mutual fund products. The Company believes that its performance obligation is the sale of the mutual fund product to the investors and as such is filled on the date the agreement is executed. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees are recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

8. Related Party Transaction

Wolf A. Popper leases office space from its parent company on a month-to-month basis. The total amount paid to the parent for FYE 6/30/2020 equaled $4,992.

9. Subsequent Events

The Company has made a review of material subsequent events from June 30, 2019 through September 11, 2020 and found no material subsequent events reportable during this period.

Wolf A. Popper, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30th, 2020

Computation of Net Capital

Total Stockholders Equity	$	47,153
Non-Allowable Assets	$	7,007
Haircuts on Securities Positions	$	0
Securities Haircuts	$	0
Undue Concentration Charges	$	0
Net Allowable Capital	$	40,146

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness		
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	35,146

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	0
Percentage of Aggregate Indebtedness to Net Capital		11.21

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of June 30, 2020	$	47,153
Adjustments		
Increase (Decrease) in Equity	$	0
(Increase) Decrease in Non-Allowable Assets	$	0
(Increase) Decrease in Securities Haircuts	$	0
(Increase) Decrease in Undue Concentration Charges	$	0
Net Capital Per audit	$	47,153
Reconciled Difference	$	0

Wolf A. Popper, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2020, the Company had net capital of $40,146 which was $ 35,146 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was 11.21%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)((1); Limited business (mutual funds and/or variable annuities only).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Wolf A. Popper, Inc.
Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2020

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Tuttle · Bond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End June 30, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(1)

Robert Rabinowitz
Wolf A. Popper, Inc.
40 Wall Street, 30th Floor
New York, NY 10005

Dear Robert Rabinowitz:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Wolf A. Popper, Inc. identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Wolf A. Popper, Inc. stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Wolf A. Popper, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wolf A. Popper, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC

China Spring, Texas
September 11, 2019

Wolf A. Popper, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2020

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Wolf A. Popper, Inc.
40 Wall Street, 30th Floor
New York, NY 10005
Trading (212) 509-0809 * Fax (212) 696-1347
Member FINRA, SIPC

September 11, 2020

Re: Exemtion Report Pursuant to SEA Rule 17a-5(d)(1)(B)(2)

To the best of my knowledge, Wolf A. Popper, Inc.;

1. Claims exemption 15c3(k)(1) from 15c3-3;
2. We have met the identified exemption from July 1, 2019 through June 30, 2020, Without exception, unless, noted in number 3 below;
3. We have no exceptions to report this fiscal year.

Regards,

Robert Rabinowitz

Robert Rabinowitz, President